EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the Nine Months Ended
	September 30,
	2008		2007

EARNINGS
Pre-tax income from continuing operations	$22,864		$17,922
Fixed charges	9,370		9,625
Total	$32,234		$27,547

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$8,209		$8,734
Interest portion of rental expenses	1,161		891
Total fixed charges	$9,370		$9,625

Ratio of earnings to fixed charges	3.4	x	2.9	x